

January 19, 2024

Dr. Vimal Mehta
Chief Executive Officer
BioXcel Therapeutics, Inc.
555 Long Wharf Drive
New Haven, CT 06511

> **Re: BioXcel Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 12, 2024**
> **File No. 333-276488**

Dear Dr. Vimal Mehta:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Keith Halverstam, Esq.